# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amanat Acquisition Corp, CIK 0002112457
CUSIP: G0375M101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 153 Central Avenue, C/O 56, Westfield, New Jersey (NJ), 07091
Date of event which requires filing of this statement: 07/02/2026
Amends the filing with accession number 0002127275-26-000003
Filed by CIK 0002127275
Persons authorized to receive notices and communications: Sandeep Kulkarni, 153 Central Avenue, C/O 56, Westfield, New Jersey (NJ), 07091, 201-688-0364

## Reporting persons
- Amanat Sponsor Holdings LLC (CIK 0002127275): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,175,000; sole dispositive power 0; shared dispositive power 2,175,000; aggregate amount beneficially owned 2,175,000 (22.5% of the class)
- Sandeep Chidambar Kulkarni (CIK 0001945691): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,175,000; sole dispositive power 0; shared dispositive power 2,175,000; aggregate amount beneficially owned 2,175,000 (22.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Amanat Acquisition Corp
Address of issuer's principal executive offices: 153 Central Avenue, C/O 56, Westfield, New Jersey (NJ), 07091
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 11, 2026 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of Class A ordinary shares and percentages of the Class A ordinary shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 7,800,000 Class A ordinary shares outstanding as of May 20, 2026 after the closing of the IPO and concurrent Private Placement, as reported in the Issuer's prospectus dated May 18, 2026 filed with the Securities and Exchange Commission (the "SEC") on May 20, 2026, in each case, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B ordinary shares beneficially owned by such Reporting Person.

Amanat Holdings directly holds (i) 300,000 Class A ordinary shares and (ii) 1,875,000 Class B ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or at any time prior thereto at the option of the holder thereof, on a one-for-one basis, subject to certain adjustments. Dr. Kulkarni is the Managing Member of Amanat Holdings and possesses voting and dispositive control over the securities held by Amanat Holdings.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of Class A ordinary shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the Statement.

On July 2, 2026 the underwriters' over-allotment option, as described in the Registration Statement, expired. 281,250 Class B ordinary shares directly held by Amanat Holdings were forfeit for no consideration.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed with the SEC on June 11, 2026).

Exhibit 99.2 Registration Rights Agreement, dated May 18, 2026, among the Company, Amanat Sponsor Holdings LLC, and the Holders signatory thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K (File No. 001-43237) filed with the SEC on May 21, 2026).

Exhibit 99.3 Letter Agreement, dated May 18, 2026, among the Company, Amanat Sponsor Holdings LLC and each of the officers and directors of the Company (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-43237) filed with the SEC on May 21, 2026).

## Signatures
- Amanat Sponsor Holdings LLC: /s/ Sandeep Kulkarni, By Sandeep Kulkarni, Managing Member (08/12/2026)
- Sandeep Chidambar Kulkarni: /s/ Sandeep Kulkarni, Sandeep Kulkarni (08/12/2026)